

April 13, 2015

Kenneth Arola
Senior Vice President and Chief Financial Officer
Extreme Networks, Inc.
145 Rio Robles
San Jose, CA 95134

> **Re:** **Extreme Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 15, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2014**
> **Filed January 30, 2015**
> **File No. 000-25711**

Dear Mr. Arola:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Business

Customers with 10% of net revenue or greater, page 9

1. We note that two customers, Tech Data Corporation and Westcon Group Inc., each accounted for more than 10% of your net revenue in the year ended June 30, 2014 and the six months ended December 31, 2014. Clarify whether you have a written contract with either company and, if so, describe the material terms of any such agreement in your response letter and confirm that you will include similar disclosure in future filings, when applicable. Additionally, please advise what consideration you gave to filing any such agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 33

2.   Your discussion regarding fiscal 2014 revenues attributes the increase in product and service revenues to volume increases as a result of your acquisition of Enterasys. Based on your disclosure on page 56 that $227.7 million of revenue from Enterasys are included in the consolidated financial statements, it appears that absent the acquisition the company's revenues would have decreased in fiscal 2014. In your fourth quarter fiscal 2014 earnings call management discloses lack of E-Rate funding in fiscal 2014 and that the E-Rate business comprises about 10 to 15% of the combined company's revenues. Your industry developments disclosure on page 32 as well as risk factor on page 15 suggests a trend of declines in average selling price. Please tell us what consideration was given to discussing the significant factors impacting the company's revenues excluding the impact of the Enterasys acquisition. In future filings, where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Refer to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

3.   In your risk factor disclosure on page 22 you disclose that "any reduction in spending on information technology systems by educational institutions would likely materially and adversely affect our business." Please tell us what consideration was given to quantifying the portion of your revenues from sales to educational institutions, separately quantifying sales to educational institutions funded from the E-Rate program, to enhance transparency and understanding of the significance of the risks and uncertainties related to your future revenue from your education end-customers as well as to describe any known trends. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Part III (Incorporated by reference to the Definitive Proxy Statement filed on October 2, 2014)

Executive Compensation and Other Matters

2014 Compensation Decisions, Annual Short-Term Incentives, page 33

4.   We note the disclosure on page 34 that awards under the 2014 Incentive Plan were structured to payout at the 100 percent level if the company achieved a cumulative $16.3 million in operating income over the course of fiscal 2014. Since the company incurred an operating loss during the year of more than $50 million, please provide more information in your response letter as to how the 2014 cash incentive payments were

Kenneth Arola
Extreme Networks, Inc.
April 13, 2015
Page 3

calculated for each of the named executive officers ("NEOs") who participated in the 2014 Incentive Plan. For example, tell us the quarterly goals that were established, actual performance against those goals, and the amount of the quarterly payouts to each of the participating NEOs.

Signatures, page 86

5.   We note that Mr. Arola signed the 10-K on behalf of the registrant but not on his own behalf. Refer to General Instruction D.2 of Form 10-K. Please file an amendment to correct the signature page. For additional guidance, see Interpretation 204.07 of our Exchange Act Forms Compliance and Disclosure Interpretations.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

6.   We note your disclosure on page 25 that accounts receivable decreased primarily due to higher collections. In light of the decrease in receivables, please tell us what consideration was given to discussing the underlying reasons for the increase in the provision for doubtful accounts and allowance for sales returns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney Advisor, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief